Exhibit 16.1
April 21, 2016

Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01a of Form 8-K dated April 21, 2016 of Asure Software, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph, and paragraphs two, three, and four on page two therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP